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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

*SEC
Processing
Section

FEB 28 2012

Washington DC*

SEC FILE NUMBER

8- 67585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/11____ AND ENDING ____12/31/11____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TWG Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor

(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spizter   **(312) 356-2380**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Ernst & Young LLP

(Name – of individual, state last, first, middle name)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                          in this form are not required to respond unless the form displays
                          a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Donald M. Spitzer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __TWG Securities, Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

_____

_____

_____

_____
Signature

__President__

Title

_____
Notary Public

OFFICIAL SEAL
DANA   KNAPP
NOTARY PUB'   'ATE OF ILLINOIS
MY COMMISS'   ?ES MAR. 25, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Separately bound as per Rule 17a-5(e)(4))
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ER ERNST & YOUNG



FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

TWG Securities, Inc.
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



EII ERNST & YOUNG

TWG Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

February 22, 2011

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	162,492
Accounts receivable		30,206
Prepaid fee		6,346
Income tax receivable		5,004
Total assets	$	204,048

Liabilities and stockholders' equity

Liabilities:

Accrued liabilities	$	4,936
Audit fees		20,000
Total liabilities		24,936

Stockholders' equity:

Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and 67 shares outstanding		1
Additional paid-in capital		3,399
Retained earnings		175,712
Total stockholders' equity		179,112
Total liabilities and stockholders' equity	$	204,048

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2011

Revenues		
Consulting fees	$	150,000
Total revenues		150,000
Expenses		
Salaries		17,280
Licensing and registration		26,353
Audit fees		20,000
Rent		41,845
Legal fees		1,461
General and administrative		7,947
Total expenses		114,886
Income before income taxes		35,114
Income taxes		8,102
Net income	$	27,012

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2011	$ 1	$ 3,399	$ 148,700	$ 152,100
Net income	–	–	27,012	27,012
Balance at December 31, 2011	$ 1	$ 3,399	$ 175,712	$ 179,112

See accompanying notes.

<p style="text-align:center">TWG Securities, Inc.</p>

<p style="text-align:center">Statement of Cash Flows</p>

<p style="text-align:center">Year Ended December 31, 2011</p>

Operating activities

Net income	$	27,012
Adjustments to reconcile net income to net cash provided by operations:		
Changes in operating assets and liabilities:		
Accounts receivable		(30,206)
Prepaid fee		54
Income tax receivable		8,102
Accrued liabilities		4,936
Net cash provided by operating activities		9,898
Net increase in cash and cash equivalents		9,898
Cash and cash equivalents at beginning of year		152,594
Cash and cash equivalents at end of year	$	162,492

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2011

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all fifty states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. As of December 31, 2011, the Company was jointly owned by Donald M. Spitzer (50%) and Kevin P. Diamond (50%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of the Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2011, the Company conducted 36 securities transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings and related advisory fees are recorded as earned when received. All consulting fees are received from TWG pursuant to a consulting fee agreement (see Note 5).

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Income Taxes

The Company files a federal income tax return and certain state and local tax returns.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Pending Adoption of Recently Issued Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In May 2011, the FASB issued guidance to align the principles for fair value measurements and related disclosure requirements under GAAP and International Financial Reporting Standards (IFRS). The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The guidance is not intended to result in a change in the application of the requirements in the fair value accounting guidance. The guidance is effective for fiscal years beginning after December 15, 2011. Therefore, the Company is required to adopt this guidance on January 1, 2012. The amendments are to be applied prospectively. The Company is currently assessing the impact of the adoption of this new guidance, but does not anticipate any material impact on the Company's financial statements.

3. Income Taxes

The Company files a federal and Illinois state tax return.

Current income taxes consist of the following for the year ended December 31, 2011:

Income taxes:		
Federal	$	4,767
State		3,335
Total income taxes	$	8,102

3. Income Taxes (continued)

A reconciliation of income taxes is based on the U.S. federal statutory corporate tax rate to the provision reported for the year ended December 31, 2011, is as follows:

Federal statutory tax rate	15.00%
State income taxes, net of federal benefit	8.08
Effective tax rate	23.08%

The Company does not have deferred tax assets and liabilities at December 31, 2011.

The Company paid no federal and state income taxes during the year ended December 31, 2011.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer selling securities in private placements with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2011, the Company had net capital of $137,556, which was $132,556 in excess of its required net capital of $5,000. At December 31, 2011, the Company's percentage of aggregate indebtedness to net capital was 18%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are both full-time employees of TWG. TWG employees provide various management and administrative functions for the Company. At least monthly, TWG estimates the fair market value of the time and expenses incurred related to management and administrative functions by TWG and allocates those expenses to the Company. During the year ended December 31, 2011, the Company was allocated $17,280 of such expenses.

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2011, the Company received $150,000 in consulting fees under this agreement.

Notes to Financial Statements (continued)

5. Related-Party Transactions (continued)

Under the terms of a license fee agreement, the Company pays TWG a monthly payment of $3,572 to cover expenses related to rent for the operations. The Company records rent expense pro rata over the term of the agreement.

6. Commitments and Contingencies

The Company leases office space under an operating lease agreement that was originally set to expire on April 30, 2011, but was extended through April 30, 2012. At December 31, 2011, minimum annual rental commitments payable to TWG was $14,288 for 2012.

7. Fidelity Bond

The Company maintains a $25,000 fidelity bond with Seabury & Smith, Inc.

8. Subsequent Events

Subsequent events have been evaluated as of February 22, 2012. The financial statements for TWG Securities, Inc were available to be issued on February 22, 2012.

Supplemental Information

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Computation of net capital:		
Stockholders' equity and total capital	$	179,112
Less nonallowable assets:		
Accounts receivable		30,206
Prepaid fee		6,346
Income tax receivable		5,004
Net capital		137,556
Net capital requirement		
(greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	132,556
Aggregate indebtedness:		
Accrued liabilities	$	4,936
Audit fees		20,000
Total aggregate indebtedness	$	24,936
Percentage of aggregate indebtedness to net capital		18%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2011, Part IIA FOCUS filing.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.



ΞII ERNST & YOUNG

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company, including any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

A member firm of Ernst & Young Global Limited



statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

